Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

April 1, 2022.

Item 3	News Release

The press release attached as Schedule “A” was released on April 1, 2022 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

April 1, 2022.

Schedule “A”

Bitfarms Provides March 2022 Production and Mining Operations Update

- Increases Hashrate 400 Petahash to 2.7 EH/s -

- Secures Additional US$40 Million Draw from BTC-backed Credit Facility &

Grants Stock Options -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (April 1, 2022) - Bitfarms Ltd. (NASDAQ: BITF// TSXV: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for March 2022.

“Adding 400 petahash per second to our hashrate in March, we are rapidly approaching our goal of 3 exahash per second (EH/s), which we expect to reach within the next week,” said Emiliano Grodzki, CEO of Bitfarms. “Driving the increase in our hashrate was the addition of one of our new Sherbrooke locations, phase one of The Bunker, which was brought online in March. Another new Sherbrooke location, Leger, is on the verge of starting production that will immediately boost our hashrate over our 3 EH/s goal.”

“Daily BTC production has increased as a result and as of today averages 12.5 (BTC) per day,” added Grodzki. “This is up 18% from our February average and equates to about US$575,000 in daily revenue at the current BTC price of US$46,000.”

Mining Production

•	2.7 EH/s online, up from 2.3 EH/s as of February 28, 2022.
•	363 new BTC mined during March 2022, up 64% from March 2021.
•	11.7 BTC mined daily on average in March, equivalent to about US$538,000 per day and approximately US$16.7 million for the month based on a BTC price of US$46,000 on March 31, 2022.
•	360 BTC from mining deposited into custody in March.
•	5,243 BTC in custody at March 31, 2022, representing a total value of approximately US$244 million based on a BTC price of US$46,000.

Mining Operations

•	Nearly 11,000 new Bitcoin miners capable of over 1 EH/s have been received or are in transit.
•	Commenced production at The Bunker in the City of Sherbrooke, Québec, adding capacity of 12 MW with the installation of over 3,000 new miners, adding over 300 PH/s to Bitfarms’ online hashrate.
•	Acquired an additional location, known as Garlock, in the City of Sherbrooke, to develop an 18 MW facility intended to replace the existing de la Pointe facility scheduled to be retired in February 2023.
•	Neared completion of the first 16 MW of capacity at the Leger site in Sherbrooke, which is scheduled to be online within a week. When operational, Leger will immediately utilize over 4,000 new miners and add more than 400 PH/s to Bitfarms’ online hashrate.
•	Installed 1,400 used Bitcoin miners at the Company’s Paraguay farm, bringing hashrate at this farm to 105 PH/s as of today.

Bitfarms’ BTC 2022 Monthly Production

Month	BTC
January	301
February	298
March	363

$100 Million BTC-Backed Credit Facility

On March 31, 2022, the Company made an additional draw of US$40 million from its US$100 million credit facility with Galaxy Digital LLC, originally announced on December 31, 2021 (the “March Draw”). This is a revolving, multi-draw credit facility that automatically renews annually. Bitfarms made an initial US$60 million draw on December 30, 2021, with a six-month term at an interest rate of 10.75% per annum, and the March Draw is provided on the same terms.

“The additional US$40 million has been drawn as part of our diversified financing strategy and is one source of non-dilutive capital to fund our 2022 growth plan,” said Jeff Lucas, CFO of Bitfarms.

Grant of Options

On March 31, 2022, options to purchase an aggregate of 120,000 common shares were granted to an officer pursuant to the Company’s Long Term Incentive Plan. The Options

are exercisable into common shares of the Company at a price of CAD$4.71 per share for a period of five years from the date of grant and are subject to vesting conditions.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as Venture 50 Winner, placing first in the Technology sector.

Operationally, Bitfarms has a diversified production platform with six industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long- term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/ https://twitter.com/Bitfarms_io https://www.instagram.com/bitfarms/ https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The information in this release regarding expectations in respect to the benefits of acquiring and holding Bitcoin, its future rate of Bitcoin production, its future accumulation of Bitcoin, its expansion plans, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations: LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications valerie@ryanap.com